26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 37613318 david.zhang@kirkland.com

August 23, 2022

Jeffery Gordon

Kevin Stertzel

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ReneSola Ltd

Form 20-F for the Year Ended December 31, 2021

Filed on April 29, 2022

File No. 001-33911

Dear Mr. Gordon and Mr. Stertzel:

On behalf of our client, ReneSola Ltd, a foreign private issuer incorporated under the laws of the British Virgin Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 9, 2022 on the Company’s Form 20-F filed on April 29, 2022 (the “Form 20-F”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Form 20-F (the “Amendment No. 1”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 1, marked to show changes to the Form 20-F.

The Company has responded to all of the Staff’s comments by revising the Form 20-F to address the comments, by providing an explanation if the Company has not so revised the Form 20-F, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 1 where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Form 20-F Filed April 29, 2022

Part I, page 2

1.	At the onset of Part I, please revise to disclose prominently the following:

•	whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

PARTNERS:  Pierre-Luc Arsenault[3] | Manas Chandrashekar[5] | Lai Yi Chau | Maurice Conway[5] | Justin M. Dolling[5] | David Patrick Eich[1,4,5] | Yuan Yue Jennifer Feng[5] | Liu Gan[2] | Paul Guan[3] | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs[5] | Guang Li3 | Wei Yang Lim[5] | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[7] | Nicholas A. Norris[5] | Paul S. Quinn | Louis A. Rabinowitz[3] | Fergus A. Saurin[5] | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang[3] | Peng Yu3 | Jacqueline B.N. Zheng[3,5] | Yu Zheng[3]

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal[5] | Joseph R. Casey[9] | Yuxin Chen[3] | James A. Hill[5] | Ju Huang[3] | Ding Jin[3] | Ming Kong[3] | Cori A. Lable[2] | Nicholas Tianchia Liew[5] | Bo Peng[8] | Tom Roberts[5] | David Zhang[3] | Xiang Zhou[3]

ADMITTED IN:  [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Wisconsin (U.S.A.); [5] England and Wales; [6] Victoria (Australia); [7] New South Wales (Australia); [8] State of Georgia (U.S.A.); [9] State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

August 23, 2022

•	whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;
•	whether you have been or expect to be identified by the Commission under the HFCAA; and
•	a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

Response: In response to the Staff’s comments, the Company has added certain disclosures under the title of “The Holding Foreign Companies Accountable Act” on page 3 of the Amendment No. 1.

2.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China. Provide a cross-reference to your detailed discussion of risks facing the company.

Response: In response to the Staff’s comments, the Company has revised the disclosures under the title of “Our Holding Company Structure and China Operations” on page 2 of the Amendment No. 1.

3.	At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: In response to the Staff’s comments, the Company has revised the disclosures under the title of “Our Holding Company Structure and China Operations” on pages 2 and 3 of and has added certain disclosures under the title of “The Holding Foreign Companies Accountable Act” on page 3 of the Amendment No. 1.

4.	At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comments, the Company has revised the disclosures under the title of “Our Holding Company Structure and China Operations” on page 2 of the Amendment No. 1.

Item 3. Key Information, page 2

5.	At the onset of Item 3, please enhance your disclosure to further disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

August 23, 2022

Response: In response to the Staff’s comments, the Company has revised the disclosures under the title of “Our Holding Company Structure and China Operations” on pages 2 and 3 of the Amendment No. 1.

6.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, the Company has added certain disclosures under the title of “Permissions Required from the PRC Authorities for Our Operations” on pages 3 and 4 of the Amendment No. 1.

7.	At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comments, the Company has added certain disclosures under the title of “Cash and Asset Flows through Our Organization” on pages 4 and 5 of the Amendment No. 1.

Item 3.D. Risk Factors, page 2

8.	Revise your risk factors to acknowledge that if these regulations change or are interpreted differently in the future, the securities you have registered may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries.

Response: In response to the Staff’s comments, the Company respectfully brings to the Staff’s attention that it does not maintain a VIE structure or have any contractual arrangement over the assets of its PRC subsidiaries. The Company conducts China operations through its subsidiaries in the PRC. Thus, the Company respectfully submits that this comment does not apply to its corporate structure or business operations in the PRC.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

August 23, 2022

9.	We note your disclosure about the Holding Foreign Companies Accountable Act on page 30. Please expand your risk factors to disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer your securities.

Response: In response to the Staff’s comments, the Company has revised the disclosures on pages 31, 32 and 33 of the Amendment No. 1.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure on page 33 to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, the Company has revised the disclosures on pages 35 and 36 of the Amendment No. 1.

11.	We note your risk factor disclosures on page 43 regarding the difficulty of bringing actions and enforcing judgements against your officers and directors due to the fact that some are located in China. Please also include a separate Enforceability section in your annual report that discusses the difficulty of bringing actions and enforcing judgements against your officers and directors located in China.

Response: In response to the Staff’s comments, the Company has added certain disclosures under the title of “Enforceability of Civil Liabilities” on pages 82 and 83 of the Amendment No. 1.

Item 5. Operating and Financial Review and Prospects

Non-GAAP Financial Measures, page 89

12.	In regard to your presentation of non-GAAP financial measures, please address the following:

•	We note the adjustment related to allowances for credit losses. It appears to us that allowances for credit losses are normal operating expenses related to your business and should not be eliminated from a non-GAAP performance measure. Refer to Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations; and
•	Regarding the adjustments for cancellation of project assets and loss/(gain) on OCI settlement, more fully disclose and discuss the specific nature of these costs and explain why eliminating them from non-GAAP performance measures is appropriate pursuant to Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the allowances for credit losses disclosed under non-GAAP performance measures are related to allowances related to related party receivable that arises from Company spin-off events, the one off credit losses from the advance payment on land development which after conduct further studies and does not have any future development opportunities.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

August 23, 2022

Regarding the adjustments for cancellation of project assets and loss/(gain) on OCI settlement: the Company paid OCI $7.5 million settlement fee due to historical legal cases against the Company. The Company does not deem such payment as normal, recurring, cash operating expenses necessary to operate its business, and therefore, is of the view that it's appropriate to cancel the payment from its non-GAAP performance measures. The cancellation of project assets is mainly due to some environmental issues encountered during the projects development process, which resulted in the Company unable to finish such projects. The Company views this is non-recurring in nature and there eliminating from Non-GAAP adjustment.

The Company further advises the Staff that, in accordance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes it is appropriate to exclude the project assets and loss/(gain) on OCI settlement, as they do not represent normal, recurring, cash operating expenses necessary to operate the Company's business.

***

If you have any questions regarding the Form 20-F, please contact me at David Zhang at david.zhang@kirkland.com, + 852 3761 3318 (work) or +852 9124 8324 (cell), or steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).
..

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Ke Chen, Chief Financial Officer, ReneSola Ltd David Zhang, Esq., Partner, Kirkland & Ellis LLP

Steve Lin, Esq., Partner, Kirkland & Ellis LLP